Exhibit 99.1

ALBERTA STAR DEVELOPMENT CORP.
Suite 506 - 675 West Hastings Street · Vancouver · British Columbia · V6B 1N2
Telephone: (604) 681-3131 Facsimile: (604) 408-3884

NEWS RELEASE

October 21, 2010	TSX-V Trading Symbol: ASX
OTC BB Trading Symbol: ASXSF
FRANKFURT Trading Symbol: QLD

ALBERTA STAR ANNOUNCES COMPLETION AND PRODUCTION OF SECOND HEAVY OIL WELL, THE (“C-11”) IN LANDROSE, SASKATCHEWAN

CALGARY, ALBERTA - Alberta Star Development Corp. (TSXV:ASX) (“Alberta Star” or the “Company”) announces that it has completed and placed on production its previously announced well located at C11-6-50-25 W3M (“C-11”) (NR October 15 ,2010). The initial production rates from the newly completed C-11 test well, have met or exceeded initial production flow expectations. The Company will control the well production, at approximately 80 bbls/d in accordance with established good oil field practices. The C-11 well is offsetting the Company’s producing C12-6-50-25 W3M (“C-12”) well, which is situated in Landrose, Saskatchewan. The C-12 well is currently producing at 80 bbls/d gross of heavy oil (4 bbls/d net before payout and 20 bbls/d net after payout). Combined production flow from the C-11 and C-12 wells is approximately 160 bbls/d gross of heavy oil (8 bbls/d net before payout and 38 bbls/d net after payout to Alberta Star. All production from the C-11 well is from the McLaren formation.

In addition, the Company has completed drilling and casing of the heavy oil well situated at C14-6-50-25 W3M (“C-14”) in Landrose, Saskatchewan. The C-14 well is expected to be completed and in production in the next few days. The C-14 is also being completed in the Mclaren formation. Initial Oil shows from the C-14 test well location, which also tests the McLaren formation, have been extremely encouraging.

Alberta Star holds a 50% working interest in the C-11 and C-14 wells which form part of the heavy oil assets acquired by Alberta Star on August 6, 2010 from Western Plains Petroleum Ltd. (“Western Plains”). Arctic Hunter Uranium Inc. (“Arctic Hunter”) under a (Participation Agreement (NR October 15, 2010) has agreed to pay 100% of Alberta Star’s share of the cost to drill, complete and equip or abandon the s C-11 and C-14 wells to earn a 100% (50% net) interest before payout, reserving to Alberta Star a convertible overriding royalty of 10% until payout. After payout, Alberta Star has the option to convert the gross overriding royalty to a 50% working interest (25% net) in the C-11 and C-14 well spacing units or remain in a gross overriding royalty position. Western Plains is the operator of the C-11 and C-14 wells.

The C-11and the C-14 wells form part of the Company’s previously announced in-fill drilling program located on section 6-50-25 W3M in Landrose, Saskatchewan. Drilling completion and equipping costs are expected to average $400,000 per well ($200,000 net to Arctic Hunter). The locations of the C-11 and C-14 wells are adjacent to the Company’s successful C12-06-50-25 W3M well which was drilled and completed in July 2010, and which is currently producing approximately 80 bbls/d gross of heavy oil (4 bbls/d net before payout and 20 bbls/d net after payout to the Company).

ALBERTA STAR DEVELOPMENT CORP.

The Company is a Canadian resource exploration and development company that identifies, acquires and finances oil and natural gas assets in Western Canada and advanced stage mineral exploration projects in North America. The Company has recently made two strategic heavy oil & gas acquisitions in Lloydminster, Alberta and Saskatchewan which has expanded its diversification into the oil and natural gas resource sector with the acquisition of revenue producing resource assets which compliments its existing, advanced stage mining interests. The Company is an Alberta based, junior heavy oil producer. The strategic acquisitions further strengthen the Company’s relationship with an experienced working interest partner and industry leader, for future aggressive expansion into the oil and natural gas resource sector through exploration drilling, existing asset development and asset acquisition.

The Company maintains a strong balance sheet and a qualified management team in exploration and development of natural resources. The Company is committed to creating long term shareholder value through the acquisition, exploration and development of petroleum and natural gas resources and the discovery of base and precious metals and by seeking to acquire additional exploration, development and production resource projects.

INVESTOR RELATIONS

Investors are welcomed to contact Benjamin Curry of Progressive I.R. Consultants Corp. at (604) 689-2881, the Company’s Investor Relations specialists for all corporate updates, and investor inquiries.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Tim Coupland, President and CEO
Alberta Star Development Corp.
Tel (604) 681-3131        Fax (604) 408-3884
www.alberta-star.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The calculation of barrels of oil equivalent (“boe”) are based on a conversion rate of six thousand cubic feet (“mcf”) of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is base on energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Reader Advisory

Certain information in this Press Release is forward-looking within the meaning of certain securities legislation, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among other things, information with respect to Alberta Star’s beliefs, plans, expectations, anticipations, estimates and intentions, including the licensing, completion and success of future drilling and development activities, the performance of existing wells, the performance of new wells, general economic conditions, availability of required equipment and services and prevailing commodity prices. The words "may", "could", "should", "would", "suspect", "outlook", "believe", "anticipate", "estimate", "expect", "intend", "plan", "target" and similar words and expressions are used to identify forward-looking information. The forward-looking information in this Press Release describes Alberta Star’s expectations as of the date of this Press Release.

Material factors which could cause actual results or events to differ materially from such forward-looking information include, among others, risks arising from general economic conditions and adverse industry events, risks arising from operations generally, changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks, commodity price and exchange rate fluctuations; reliance on contractual rights such as licenses and leases in the conduct of its business, reliance on third parties, reliance on key personnel, possible failure of the business model or business plan or the inability to implement the business model or business plan as planned, competition, environmental matters, and insurance or lack thereof.

Alberta Star cautions that the foregoing list of material factors is not exhaustive, is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. When relying on Alberta Star’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking information to differ materially from actual results or events. The forward-looking statements contained in this press release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.